

May 30, 2006

<u>Via U.S. Mail</u>

Mr. Nelson Peltz
Mr. Peter May
Mr. Ed Garden
Trian Fund Management, L.P.
280 Park Avenue
41st Floor
New York, NY 10017

   Re: H.J. Heinz Company
     Soliciting Materials pursuant to Rule 14a-12 filed by Trian Partners GP,
      L.P., et al.
     Filed May 23, 2006
     File No. 1-03385

Dear Messrs. Peltz, May and Garden:

   We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>**Rule 14a-12 Soliciting Materials**</u>

1. On a supplemental basis, support the quantified statements you make relating to the Company's financial performance including the following:

   • Table 1 - Relative Shareholder Returns, as well as the percentage of shareholder returns for The Hershey Company, PepsiCo, Inc. and Wm. Wrigley Jr. Company;

- Table 2 - Change in Financial Performance Since 1998 and Net Capital Investment (1999-2006);
- Table 4 – Trian Action Plan: Potential Incremental Impact to EPS;
- Table 5 – SG&A as a Percentage of Net Revenue Since Fiscal 2000, as well as the percentage of gross margins at Wm. Wrigley Jr. Company, Kellogg Company and General Mills, Inc.;
- Table 6 – Heinz Operating Efficiency Metrics Relative to Peers;
- Reference to 13 and 14% of average spend on deals and allowances by Heinz's peers, on page 6;
- Reference to 6% of spending on true advertising at "comparable food companies," on page 7;
- Table 8 – Recent Performance in the European Segment;
- Table 9 – Asia/Pacific and 'Rest of World Segments' ("ROW") vs. Other Operating Segments at Heinz;
- Table 10 – Comparison of Acquisition /Divestiture Activity Since 1998;
- Table 11 – Potential Financial Impact of the Trian Group's Action Plan;
- Table 12 – Implied Value Target Following Implementation of the Trian Group's Action Plan
- Table 13 – Potential Incremental Impact of Revitalized Marketing Campaign; and
- Appendix B

Where the support for your calculations appears in other documents, such as the company's Form 10-Qs or 10-Ks, provide copies of the relevant portions of the documents so that we can assess the context of the information upon which you rely. Again, mark the supporting documents provided to identify the specific information relied upon, such as financial statement line items and mathematical computations.

2.   Please characterize consistently each statement or assertion of opinion or belief as such, and ensure that a reasonable basis for each opinion or belief exists. Also, refrain from making any insupportable statements. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis, with a view towards disclosure, by submitting a Schedule 14A that has been annotated with support for each of the assertions made. We cite the following examples of statements or assertions in the proxy statement that must be supported on a supplemental basis and, where not already categorized as such, must be stated as your belief:

- "…Trian's Pincipals have successfully helped management teams significantly reduce costs and increase value by bringing fresh perspectives and a more entrepreneurial approach to their businesses," on page 5; and
- "Today, Weight Watchers has a market capitalization of $4.2 billion, an enterprise value of $4.9 billion and has grown EBITDA more than three-fold since the sale," on page 11.

Where the bases are other documents, such as prior proxy statements, Forms 10-K and

10-Q, annual reports, analysts' reports and newspaper articles, provide either complete copies of the documents or sufficient pages of information so that we can assess the context of the information upon which you rely. Mark the supporting documents provided to identify the specific information relied upon, such as quoted statements, financial statement line items, press releases, and mathematical computations, and identify the sources of all data utilized.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

In connection with responding to our comments, please provide, in writing, a statement acknowledging that:

·   the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the filing persons are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact me at (202) 551-3264 with any questions. You may also reach me via facsimile at (202) 772-9203.

Sincerely,

Mara L. Ransom

Special Counsel
Office of Mergers and Acquisitions

cc: Marc Weingarten, Esq.
        Schulte Roth & Zabel LLP